UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN DOSES FIRST HUMAN SUBJECT IN PHASE 1 TRIAL WITH LEAD DRUG CANDIDATE BHV-0223

Toronto, Ontario, August 27, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), and Biohaven Pharmaceutical Holding Company Limited (Biohaven), announced today that dosing has commenced in a Phase I study of BHV-0223, a glutamate modulating agent. Biohaven filed an investigational drug application (IND) regarding BHV-0223 and recently obtained clearance from the U.S. Food and Drug Administration (FDA) to proceed with human testing. Portage holds 54% equity interest in Biohaven, a private company.

The Phase I trial is designed to demonstrate the safety and unique pharmacokinetic characteristics of BHV-0223 in humans. BHV-0223 is a glutamate modulating agent formulated using the Zydis® ODT fast-dissolve technology under an exclusive worldwide agreement with Catalent. Agents that modulate glutamate neurotransmission may have therapeutic potential in multiple glutamatergically driven disease states including amyotrophic lateral sclerosis (ALS), Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, affective disorders and a variety of cancers.

Declan Doogan, M.D., Executive Chairman of Biohaven and CEO of Portage commented, “Dosing of the first human subject with our novel Zydis® ODT formulation of BHV-0223 within days of receiving clearance from the FDA demonstrates the Biohaven team’s commitment and readiness to execute the clinical development plan in an expeditious fashion. We are now transitioning from research concept into the clinic with plans to launch a fully registrational trial in 2016.” Despite the significant public health burden of affective disorders and decades of active pharmaceutical research, existing treatments almost exclusively target the monoamine or GABA neurotransmitter systems. While there are numerous approved first-line medications for these disorders, most have similar mechanisms of action and many do not experience remission with first or second-line pharmacologic treatments.

Robert Berman, M.D., Chief Medical Officer of Biohaven stated, “BHV-0223 represents one of the most promising and novel therapeutics in neuropsychiatric health today. The initiation of the Phase 1 study and dosing the first subject with BHV-0223 marks an important milestone in our clinical development program. Its been almost 15 years since the initial reports of the antidepressant effects of ketamine and BHV-0223 represents an important step in exploring the use of other novel glutamate modulating agents in treatment resistant affective disorders.”

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.